NEWS RELEASE

ELD No. 06-13

TSX: ELD  AMEX: EGO

August 3, 2006

Q2 2006 Financial and Operating Results

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, is pleased to report on the Company’s financial and operating results for the second quarter ended June 30, 2006.

Q2 2006 Highlights

•

Commenced operations at the Kisladag mine and poured the first gold bar at the mine

•

Produced 6,872 ounces at Kisladag to the end of June at a cash operating cost of $242 per ounce

•

Continued to advance construction at the Tanjianshan mine in China, which continues on  schedule to start production in October

•

Announced encouraging results from our exploration at the Vila Nova gold project in Brazil

•

Recorded a net income for the quarter of $0.2 million (or $0.00 per share) compared with a net loss of $11.1 million (or $0.04 per share) in Q2 2005

•

Sold 17,907 ounces of gold at an average price of $615 per ounce

Financial Results

At June 30, 2006, we held $124.6 million in cash and short-term deposits and $50.0 million in a reserve account, offsetting our debt of $52.8 million.  We remain hedge free.

Our consolidated net income for Q2 2006 was $0.2 million (or $0.00 per share) compared with a net loss of $11.1 million (or $0.04 per share) in Q2 2005.  This increase in net income resulted from increased revenues from gold sales, increased interest income, and foreign exchange gains resulting primarily from Canadian dollars on hand, offset by increased exploration and administrative expenses.

In Q2 2006, we sold 17,907 ounces of gold at an average price of $615 per ounce, compared to 12,056 ounces at an average price of $425 per ounce in Q2 2005.  The increased gold production, as compared to Q2 2005, is due to higher ore production rates at the São Bento mine following the completion of the shaft-deepening project in 2005.

Operating Performance

São Bento

In Q2 2006, São Bento produced 18,163 ounces of gold at a total cash cost of $441 per ounce, compared to 14,932 ounces of gold at a total cash cost of $440 per ounce in Q2 2005.  The increased gold production over the comparable period from 2005 reflects higher ore production rates as a result of our completion of the shaft-deepening project in 2005.

We expect to end commercial production at the São Bento gold mine early in 2007.  We are currently reviewing alternatives regarding the future of the assets at our mine.  An agreement with a third party was reached during the quarter ended June 30, 2006, for the processing of 500 tonnes of gold concentrate, which during Q3 and Q4 will yield approximately 3,000 ounces of gold to the Company's account.

Kisladag

In April 2006, we announced the start-up of the Kisladag mine in Turkey.  As a result of slower than expected commissioning of the crushing circuit and mechanical problems with a process water supply pump, we have revised our estimates of Kisladag’s 2006 production from 120,000 ounces to 70,000 ounces at a cash operating cost of $219 per ounce.  We have resolved the issues with the water supply pump and we expect production to increase to the anticipated 240,000 ounces of gold per year in 2007.  The mine officially began commercial production on July 1, 2006.  In July we sold 11,484 ounces of Kisladag production at a realized price of $627 per ounce.  In July, Kisladag produced 7,502 ounces of gold.

Development

China

Construction at Tanjianshan in Q2 2006 focused on completing the mechanical and electrical works within the plant.  We completed and commissioned the water and sewage treatment plants, as well as the laboratory, accommodation and canteen facilities.  Other work included completing the CIL tanks, the roof structure and tank platform steel work.

During the second quarter, we announced our intent to use an owner-operated mining option at the Tanjianshan mine, which will result in approximately $23 million savings in operating costs over the life of the mine.

Turkey

At Efemçukuru, we are proceeding with the permitting process and land acquisition, as well as an infill drilling program and step-out drilling program designed to test the down-dip potential of the ore zone.  We plan to complete a feasibility study in Q4 2006.

Exploration Outlook

Our exploration budget for 2006 is $14.0 million, enabling us to continue advancing our pipeline of promising properties in Turkey, Brazil and China.

Turkey

We concluded our drilling program at the AS project over the Dogrudere anomaly.  Results show widespread weak copper and gold mineralization; overall, the implied mineralized zone is small.  We will now concentrate on surface mapping and rock sampling in key areas to the south of the Dogrudere anomaly to guide potential sites for drilling later in the year.

We also completed the bulk of our exploration program at Mahmur Tepe.  While trench results do show the presence of gold mineralized zones, the results have not identified the presence of structural zones containing economic concentrations of gold.

Brazil

At the Vila Nova gold project, our drill results at the Croado pit extended the gold mineralization along strike to over 300 meters and to over 80 meters below surface.  At Gaivotas, trench sampling and initial drilling confirmed multiple zones of widespread lower grade mineralization interspersed with narrow higher grade intervals.  Metallurgical testwork on both oxidized and sulphidic samples are encouraging.

Drill testing with three contract diamond drill rigs will continue at Vila Nova South and in Gaivotas, and we will conduct initial testing of the Santa Maria, Santa Maria Norte and Guaxeba pits.

We completed our data acquisition at the Vila Nova iron project.  We will now update the iron project mineral resource model and revise the pit design to support a pre-feasibility study by the fourth quarter.

China

We began infill and exploration diamond drilling in the existing Jinlonggou ("JLG")and Qinlongtan ("QLT") deposits, extending the size and grade of a high grade gold mineralized zone in the southwest end of Jinlonggou.  On August 1, 2006, we released additional positive drill results from infill drilling at JLG and QLT.  We also started to explore on Huanglvgou ("HLG") and Longbaigou ("LBG"), two highly prospective mineralized trends which sit between QLT and JLG.  In the third quarter, we will map and sample the trenches in the HLG and LBG target areas, conduct an induced polarization and magnetics survey and conclude the work activity in this area with 1,000 meters of diamond drilling.

"The pouring of the first gold bar from Kisladag on May 12 was a very significant event for our employees, our company and the local communities near Kisladag", said Paul Wright, President and Chief Executive Officer.  "With construction proceeding on schedule at Tanjianshan, by the end of 2006, we will be producing gold from three locations – São Bento, Kisladag and Tanjianshan.  Our strong cash position gives us the financial flexibility to continue to grow sustainably through the acquisition, exploration and development of mineral properties".

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call on Tuesday August 3, 2006 to discuss the Q2 2006 Financial and Operating Results  at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialing 416-695-9753 in Toronto or 1-877-888-4210 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available for one week by dialing 416-695-5275 in Toronto or 1-888-509-0081 toll free in North America and entering the Pass code: 6626230.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F, dated March 23, 2006.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business – Risk Factors” in the Company’s Annual Information Form, Form 40F, dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

ELDORADO GOLD CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30	December 31
	2006	2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$124,592	$33,826
Accounts receivable	10,191	8,264
Prepaids	3,683	2,024
Inventories	18,931	7,597
	157,397	51,711

Property, plant and equipment	236,504	186,610
Mineral properties and deferred development	25,032	23,326
Deposits (note 4)	50,000	50,000
Investments and advances	51	562
Other assets	8,470	6,288
Goodwill	2,238	2,238

	$479,692	$320,735

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$17,625	$19,730
Current portion of capital lease obligation	36	37
Current portion of long term debt (note 4)	1,928	1,488
	19,589	21,255

Capital lease obligation	72	90
Long term debt (note 4)	50,832	50,832
Asset retirement obligation	11,466	11,143
Contractual severance obligation	3,125	2,437
Future income taxes	11,214	10,051
	96,298	95,808

SHAREHOLDERS' EQUITY
Share capital	739,340	573,721
Contributed surplus	8,065	7,976
Deficit	(364,011)	(356,770)
	383,394	224,927

	$479,692	$320,735

Commitments and contingencies (note 6)
Subsequent event (note 8)

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD OF DIRECTORS

/s/ Paul N. Wright	/s/ Robert R. Gilmore

Director	Director

ELDORADO GOLD CORPORATION
Consolidated Statements of Operations
(Unaudited – Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

REVENUE
Gold sales	$11,007	$5,128	$19,599	$12,362
Interest and other income	2,258	1,026	3,094	1,674
	13,265	6,154	22,693	14,036
EXPENSES
Operating costs	8,574	6,920	16,321	14,974
Depletion, depreciation and amortization	87	2,402	171	4,917
General and administrative	3,555	2,210	6,228	4,667
Exploration expense	3,235	1,620	5,403	2,828
Interest and financing costs	23	36	61	36
Stock based compensation expense	126	304	2,014	1,542
Accretion of asset retirement obligation	161	121	323	242
Writedown of assets	–	–	–	662
Gain on disposal of assets	–	–	(904)	–
Foreign exchange loss (gain)	(2,481)	1,100	(914)	1,708
	13,280	14,713	28,703	31,576

Loss before income taxes	(15)	(8,559)	(6,010)	(17,540)
Tax recovery (expense) – current	(29)	2	(69)	(70)
Tax recovery (expense) – future	259	(2,506)	(1,162)	(2,410)

NET INCOME (LOSS) FOR THE PERIOD	$215	$(11,063)	$(7,241)	$(20,020)

Basic and diluted income (loss) per share – US$	$0.00	$(0.04)	$(0.02)	$(0.07)
Basic and diluted income (loss) per share – Cdn$	$0.00	$(0.05)	$(0.02)	$(0.09)

Weighted average number of shares outstanding	340,515,511	276,458,943	332,786,646	276,397,935

Consolidated Statements of Deficit
(Unaudited – Expressed in thousands of U.S. dollars)
	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Deficit, beginning of period	$(364,226)	$(316,601)	$(356,770)	$(307,644)
Net income (loss) for the period	215	(11,063)	(7,241)	(20,020)
Deficit, end of the period	$(364,011)	$(327,664)	$(364,011)	$(327,664)

See accompanying notes to consolidated financial statements

ELDORADO GOLD CORPORATION
Consolidated Statements of Cash Flows
(Unaudited – Expressed in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Cash flows from operating activities
Net income (loss) for the period	$215	$(11,063)	$(7,241)	$(20,020)
Items not affecting cash
Depletion, depreciation and amortization	87	2,402	171	4,917
Future income taxes	(257)	2,506	1,163	2,410
Interest and financing costs	–	36	–	36
Writedown of assets	–	–	–	662
Gain on disposal of assets	–	–	(904)	–
Stock based compensation	228	409	2,213	1,773
Contractual severance expense	344	106	688	212
Accretion of asset retirement obligation	161	121	323	242
Foreign exchange (gain) loss	(2,635)	734	(1,979)	1,529
Changes in non-cash working capital
Accounts receivable and prepaids	(2,579)	(2,880)	(3,586)	(2,100)
Inventories	(8,030)	(1,397)	(11,334)	(1,345)
Accounts payable and accrued liabilities	783	2,191	(2,105)	3,653
Cash flows used for operating activities	(11,683)	(6,835)	(22,591)	(8,031)

Cash flows from investing activities
Property, plant and equipment	(27,615)	(18,296)	(48,934)	(31,192)
Mineral properties and deferred development	(1,032)	(152)	(1,706)	(294)
Proceeds from disposal of investments and advances	–	–	1,481	–
Other assets	(448)	(2,031)	(2,182)	(2,031)
Cash flows used for investing activities	(29,095)	(20,479)	(51,341)	(33,517)

Cash flows from financing activities
Long term debt	(691)	35,159	(691)	35,159
Deposits	–	(35,115)	–	(35,115)
Issuance of common shares for cash	1,333	(3)	163,495	342
Interest and financing costs	(4)	–	(19)	–
Cash flows provided by financing activities	638	41	162,785	386

Foreign exchange gain (loss) on cash held in foreign currency	2,635	(737)	1,913	(1,535)

Net increase (decrease) in cash and cash equivalents	(37,505)	(28,010)	90,766	(42,697)
Cash and cash equivalents at beginning of the period	162,097	120,703	33,826	135,390

Cash and cash equivalents at end of the period	$124,592	$92,693	$124,592	$92,693

Supplementary cash flow information
Income taxes paid	$73	$–	$93	$–
Interest paid	$691	$–	$691	$–

See accompanying notes to consolidated financial statements

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado”, or the “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil.  Development and construction of mines and processing facilities are underway in Turkey and China.  Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Basis of presentation and principles of consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application as the audited annual financial statements of the Company as at and for the year ended December 31, 2005, expect as stated in note 3.  The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company.

All material intercompany balances and transactions have been eliminated.

3.

Significant accounting policies

As a result of the commissioning of the Kisladag mine, the Company adopted an accounting policy for open pit operations, analogous to its accounting policy for underground operations:

Mineral properties and capitalized development costs, where the mine operating plan calls for production from well defined ore reserves, are amortized over the life of the mine on a units of production basis.  Buildings, machinery, mobile and other equipment are amortized on a straight-line basis over their estimated useful lives, not exceeding the life of the mine.

The adoption of this policy has no effect on any prior periods presented.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

4.

Deposits and Long term debt

	June 30	December 31
	2006	2005
Deposits
Reserve account	$ 50,000	$ 50,000
	$ 50,000	$ 50,000

Long term debt
Corporate loan facility	$ 50,000	$ 50,000
Sino Gold Limited	832	832
	50,832	50,832
Current portion
Corporate loan facility	1,619	1,179
Sino Gold Limited	309	309
	$ 52,760	$ 52,320

In April 2005, a wholly-owned subsidiary of the Company, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), entered into a $65 million Revolving Credit Facility (the “Facility”) with HSBC Bank USA, National Association (“HSBC Bank”).  The Facility is secured by cash deposits by the Company to a Reserve account, equivalent to the amounts advanced by HSBC Bank to Tüprag.

At June 30, 2006, the total debt outstanding under the Facility was $50 million and bears interest fixed at LIBOR plus 1.25% on the date of the draw.  The Company has drawn this $50 million in four tranches at a weighted average interest rate of 4.90%.  Each tranche typically has a maturity of approximately 13 months.  The Company expects to renew all scheduled repayments in 2006 as they arise.

Pursuant to the acquisition of Afcan Mining Corporation, the Company assumed two loans payable to Sino Gold Limited, one of which was fully repaid prior to December 31, 2005.  The remaining loan, which is non-interest-bearing, has been discounted at 8%.  Minimum repayments required under this loan are as follows:

December 31, 2006	$ 400
December 31, 2007	400
December 31, 2008	400
December 31, 2009	150
1,350
Less: imputed interest	(209)
$ 1,141

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

5.

Share capital

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of non-voting common shares without par value.

(b)

Issued and outstanding common shares

Voting common shares	Number of shares	Amount
Balance, December 31, 2005	302,577,378	$ 573,721
Shares issued upon exercise of stock options	1,287,999	3,788
Shares issued upon exercise of Afcan warrants	2,502,470	5,300
Financing, February 2006, net of issue costs	34,500,000	154,407
Estimated fair value of stock options exercised	–	2,124
Balance, June 30, 2006	340,867,847	$ 739,340

At June 30, 2006, there were no non-voting common shares outstanding.

(c)

Share option plans

The Company has share option plans approved by shareholders that allow it to grant options, subject to regulatory terms and approval, to its directors, officers, employees, and consultants.

The continuity of share purchase options is as follows:

	Weighted average exercise price (Canadian dollars)	Number of options	Contractual weighted average remaining life (years)
Balance, December 31, 2005	C$ 3.34	7,176,872	3.36
Granted	5.47	1,414,000
Exercised	3.39	(1,287,999)
Balance, June 30, 2005	C$ 3.74	7,302,873	3.27

At June 30, 2006, an aggregate of 6,415,206 share purchase options with a weighted average exercise price of Cdn$3.50 had vested and were exercisable.

The exercise prices of all share purchase options granted during the period were at or above the market price at the grant date.  Using an option pricing model, the estimated fair values of all

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

options granted for the three and six months ended June 30, 2006 and 2005, which have been reflected in the consolidated statements of operations, are as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Operating costs	$ 43	$ 25	$ 76	$ 97
Exploration	59	80	123	134
Administration	126	304	2,014	1,542
Total compensation cost recognized in operations, credited to contributed surplus	$ 228	$ 409	$ 2,213	$ 1,773

The weighted-average assumptions used to estimate the fair value of options granted during the three and six months ended June 30, 2006 and 2005 were as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Risk free interest rate	4.5%	3.3%	4.2%	3.2%
Expected volatility	45.0%	50.0%	48.6%	50.0%
Expected life	5.0 years	4.0 years	4.3 years	4.0 years
Expected dividends	nil	nil	nil	nil

(d)

Warrants

The continuity of the number of warrants is:

	Number of warrants	Weighted average exercise price (Canadian dollars)
Balance, December 31, 2005	2,594,778	C$ 2.44
Exercised	(2,502,470)	2.44
Balance, June 30, 2006	92,308	C$ 2.44

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

(e)

Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2005	$ 7,976
Non-cash stock-based compensation	2,213
Share purchase options exercised, credited to share capital	(2,124)
Balance, June 30, 2006	$ 8,065

6.

Commitments and contingencies

The Company’s contractual obligations at June 30, 2006, comprise:

	Remainder of 2006	2007	2008	2009	2010	2011+
Long term debt	$ 1,928	$ 333	$ 360	$ 139	$ –	$ –
Capital leases	36	36	36	–	–	–
Operating leases and property expenditures	1,240	1,057	1,057	1,057	1,057	3,286
Purchase obligations	35,341	49,113	16,133	11,532	11,083	1,955
Totals	$ 38,545	$ 50,539	$ 17,586	$ 12,728	$ 12,140	$ 5,241

The Company has long term debt of $50 million relating to a Revolving Credit Facility (note 4).  Repayments under this Revolving Credit Facility are not listed in the above totals as the Company expects to renew each tranche as it matures.

Purchase obligations in 2006 of $35.3 million relate to construction activities at the Kisladag and Tanjianshan mines, and include the costs of a contract mining company.  Purchase obligations from 2006 through to 2008 include energy and oxygen contracts at the São Bento mine and to other contracts at the Kisladag mine.  Property expenditures for 2006 relate to land fees and contractual exploration for the Vila Nova project iron ore project and the Tanjianshan mine.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

7.

Segment disclosures

The Company operates in a single reportable operating segment, the mining, exploration and development of mineral properties.

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Gold sales
Brazil	$ 11,007	$ 5,128	$ 19,599	$ 12,362
Total	$ 11,007	$ 5,128	$ 19,599	$ 12,362

Interest and other revenue
Brazil	$ 93	$ 192	$ 198	$ 489
Turkey	–	153	2	110
China	28	–	47	–
Canada	2,137	681	2,846	1,075
All other	–	–	1	–
Total	$ 2,258	$ 1,026	$ 3,094	$ 1,674

Net income (loss)
Brazil	$ 653	$ (7,541)	$ (1,030)	$ (11,100)
Turkey	(3,925)	(897)	(5,364)	(2,451)
China	(111)	–	(307)	–
Canada	3,590	(2,854)	(525)	(6,681)
All other	8	229	(15)	212
Total	$ 215	$ (11,063)	$ (7,241)	$ (20,020)

			June 30 2006	December 31 2005
Total assets
Brazil			$ 35,965	$ 23,517
Turkey			187,886	138,737
China			68,238	97,901
Canada			187,548	60,556
All other			55	24
Total			$ 479,692	$ 320,735

8.

Subsequent event

Effective July 1, 2006, the Company commenced commercial production at its Kisladag gold mine in Turkey.